August 7, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	High Roller Technologies, Inc. (“Company”) Registration Statement on Form S-1, as amended (File No. 333-276176) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 5, 2024, in which the Company submitted a request for acceleration of the effective date of the above-referenced Registration Statement. in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our previous request for acceleration.

The Company is now requesting that the Registration Statement be declared effective on Monday, August 12, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

High Roller Technologies, Inc.

By:	/s/ Ben Clemes
Name: Ben Clemes
Title: Chief Executive Officer